SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement under Section 14(d)(4) of the
Securities Exchange Act of 1934
BUSINESS OBJECTS S.A.
(Name of Subject Company)
BUSINESS OBJECTS S.A.
(Name of Person(s) Filing Statement)
Ordinary shares, €0.10 nominal value per share
American Depositary Shares, each representing One Ordinary Share
(Title of Class of Securities)

F12338 103
12328X 107
 (CUSIP Number of Class of Securities)

David Kennedy
Senior Vice President, General Counsel and Corporate Secretary
c/o Business Objects Americas
3030 Orchard Parkway
San Jose, California 95134
(408) 953-6000
(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person(s) filing statement)

With a copy to:
Larry W. Sonsini, Esq.
John T. Sheridan, Esq.
Julia Reigel, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
(650) 493-9300
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

EMPLOYEE FAQ
SAP ANNOUNCES INTENT TO BUY BUSINESS OBJECTS
MILO — FAQ FOR EMPLOYEES posted 10/18/2007
              New questions raised by employees at All-Hands meetings and online
              We will be adding additional Q & A’s relating to Stock Programs, and Customer/Partners as they become available. Please continue to check back on MILO.
              ABOUT SAP
              Q. What has been SAP’s acquisition history?
              A. Up until the proposed acquisition of Business Objects, SAP has been involved principally in smaller, more modest acquisitions. In the EPM space, they acquired Pilot Software for visualization technology. They also acquired Outlooksoft a few months ago for approximately $300-400M, similar to Cartesis.
              Q. Does SAP have anything equivalent to the Business Objects Foundation?
              A. SAP does not have a similar program but they are very active in their philanthropy, which is consistent with our Core Values.
              Q. Is Business Objects the first business that SAP proposes to operate independently within SAP?
              A. Yes, as far as we know.
              THE DEAL
              Q. What happens next in the acquisition process? (asked and answered on MILO)
              A. Over the next few weeks, SAP will prepare the tender offer documents. Legal and financial requirements regulate the process in the countries of our operations. Once the offers are launched, shareholders will receive documents that explain the process in detail.
              We expect the acquisition to close in the first quarter of 2008, when more than 50% of Business Objects shares have been tendered and a change of control has occurred. The acquisition is subject regulatory approvals in several countries. It is important to note that until the deal closes, Business Objects and SAP will remain two separate companies and we need to stay focused on executing our current business plans.

              Q. Do we have an integration plan or timeline?
              A. We will start to put integration teams together in the coming weeks. However, until the closing, we will still be an independent company.
              Approximate Timeline
              Phase 1: SAP will prepare the tender offer and present it for regulatory clearance.
              Phase 2: The tender offer will proceed and Business Objects securities holders will have an opportunity to tender their securities in exchange for a cash payment by SAP.
              Phase 3: Once SAP acquires 50.01% of Business Objects voting rights (on fully diluted basis), the closing will occur and Business Objects will become a subsidiary of SAP.
              Phase 4: Once SAP acquires 95% of Business Objects shares, SAP will have the ability to require the remaining 5% shareholder base to tender their shares and SAP will obtain 100% ownership. BOBJ shares will then stop trading on Euronext and Nasdaq.
              Q. When can we begin integration of employees and business processes? Given the various phases, will the integration of SAP’s existing EPM development group (1,000 person team led by Doug Merritt) proceed once SAP acquires 51%?
              A. Once there is a majority position and the transaction has closed, we can begin integration.
              Q. In the press release, what does the statement “Business Objects will be part of a friendly takeover” mean? What is the strategy behind this statement?
              A. There is a difference between a friendly takeover (management of the target company agrees the proposed acquisition) and a hostile takeover (management does not agree).
              Q. What is the process for an alternative, competing offer?
              A. There are laws that govern this. To be tendered, any competing offer would have to include a minimum premium of 2% above SAP’s proposed tender offer under French law. Should competing offer be presented, our Board will follow the necessary legal and regulatory processes.
              Q. Is there any likelihood this acquisition will not happen?
              A. There is always the possibility that a transaction could fail, be delayed or stopped.
              Q. When will the legal entity transfer of Business Objects into SAP occur?

              A. Business Objects will become an SAP subsidiary once SAP acquires 50.01% of Business Objects’ voting rights.
              Q. What information updates will we get between now and the anticipated closing (Q108)?
              A. The Executive Committee and SAP management are just beginning to coordinate on the integration planning, including putting people in place to handle ongoing communications. We will continue to update you via MILO and to share information as soon as it becomes available. Please continue to send your questions to your managers or to Employee Communications.
              Q. Why weren’t employees notified of the announcement before the public announcement?
              The timing of material disclosures for public companies is highly regulated, and we followed all regulations in our joint announcement. We also immediately prepared employee communications that were posted to our website and shared with employees through conference calls as soon as practicable in all regions of the world.
              ORGANIZATION
              Q. How will this impact our budget planning for 2008?
              A. Budget planning will continue, and will evolve in the coming months to consider the integration plans and any new information about how we will work together with SAP.
              Q. Will we keep the brand?
              A. Currently the plan is to retain the brand. Marge and the marketing team will work with the SAP CMO to determine how best to coordinate it with SAP branding.
              Q. Is there an impact on Q4 hiring? What are we telling potential candidates about this?
              A. We are continuing to hire to meet our Q4 business goals. However, we have slowed hiring generally due to our Q3 performance. You can share the information that is contained in the MILO FAQs and in the press release with candidates. We will also provide hiring managers with additional information.
              Q. At some point will we converge and take advantage of SAP’s systems?
              A. This will be determined by the integration team.
              Q. Will Business Objects continue to make acquisitions as it has throughout the years?

              A. We will continue to look for strategic acquisitions going forward. It remains a valid part of our strategy. But we will also align our potential acquisition with SAP strategy.
              Q. How big is SAP’s consulting services organization and how will they work with our Global Services group?
              A. There are approximately 11,000 consultants in the Services organization at SAP. Our integration planning teams will determine how our services organization will operate once Business Objects becomes an SAP subsidiary.
              Q. Will Sales Kickoff and the Partner Summit proceed as usual given that they are in Q108?
              A. The current plan is to proceed as usual. We will provide more information as it becomes available.
              Q. From a technical standpoint, how much SAP knowledge will be expected and how do we plan to go about providing this training/education?
              A. The integration team will make this determination.
              Additional Information:
              The tender offer for the outstanding ordinary shares, the Convertible Bonds and the warrants of Business Objects has not yet commenced. This posting is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any Business Objects securities. The solicitation and the offer to buy ordinary shares of Business Objects, the Convertible Bonds and the warrants will be made only pursuant to an offer to purchase and related materials that SAP and its subsidiary intend to file with the SEC on Schedule TO. Business Objects also intends to file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer.
              Business Objects stockholders and other investors should read the Tender Offer Statement on Schedule TO, the Schedule 14D-9 as well as the Note d’Information and the Note en Résponse to be filed by SAP carefully because these documents will contain important information, including the terms and conditions of the tender offer. Business Objects stockholders and other investors will be able to obtain copies of these tender offer materials and any other documents filed with the AMF from the AMF’s website (amf-france.org) or with the SEC at the SEC’s website at www.sec.gov, in both cases without charge. Materials filed by SAP may be obtained for free at SAP’s web site, www.sap.com. Materials filed by Business Objects may be obtained for free at Business Objects’ web site, www.businessobjects.com. Stockholders and other investors are urged to read carefully all tender offer materials prior to making any decisions with respect to the tender offer.